Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2027 SECOND QUARTER RESULTS

Gurugram, India and New York, October 26, 2026 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal second quarter ended September 30, 2026.

(in thousands)	For the three months ended September 30, 2025	For the three months ended September 30, 2026	YoY Change	YoY Change in constant currency(1)	For the six months ended September 30, 2025	For the six months ended September 30, 2026	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$229,341	$235,155	2.5%	11.2%	$498,187	$520,734	4.5%	13.7%
Air Ticketing	$61,029	$56,651	-7.2%	0.6%	$121,154	$112,258	-7.3%	0.8%
Hotels and Packages	$108,229	$107,111	-1.0%	7.4%	$249,877	$258,290	3.4%	12.5%
Bus Ticketing	$33,488	$39,053	16.6%	25.7%	$72,241	$83,986	16.3%	25.8%
Others	$26,595	$32,340	21.6%	32.7%	$54,915	$66,200	20.5%	32.1%
Results from Operating Activities	$34,437	$36,663	6.5%		$74,798	$80,369	7.4%
Profit (loss) for the period	$(5,738)	$1,769			$20,067	$10,874	-45.8%
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$102,818	$108,612	5.6%	14.3%	$199,878	$207,159	3.6%	12.7%
Hotels and Packages	$105,817	$116,779	10.4%	20.2%	$227,698	$251,241	10.3%	20.7%
Bus Ticketing	$37,749	$45,116	19.5%	29.0%	$80,342	$96,952	20.7%	30.7%
Others	$20,500	$24,408	19.1%	29.8%	$41,995	$49,300	17.4%	28.5%
Adjusted Operating Profit(2)	$44,186	$46,241	4.7%		$91,527	$97,637	6.7%
Adjusted Net Profit Before Tax(2)	$36,352	$46,170	27.0%		$85,781	$98,337	14.6%
Adjusted EBITDA(2)	$48,344	$51,456	6.4%		$99,977	$106,957	7.0%
Free Cash Flow(2)	$45,689	$47,142	3.2%		$83,619	$67,062	-19.8%
Gross Bookings	$2,447,318	$2,724,652	11.3%	20.9%	$5,055,797	$5,579,330	10.4%	20.3%
Air Ticketing	$1,426,312	$1,577,405	10.6%	19.9%	$2,859,695	$3,119,745	9.1%	18.8%
Hotels and Packages	$584,017	$640,380	9.7%	19.7%	$1,271,729	$1,386,768	9.0%	19.6%
Bus Ticketing	$362,734	$435,299	20.0%	29.4%	$778,275	$937,237	20.4%	30.3%
Other Transport Services	$74,255	$71,568	-3.6%	5.5%	$146,098	$135,580	-7.2%	2.1%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Financial Highlights for Fiscal 2027 Second Quarter

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings increased by 20.9% YoY in 2Q27 to $2,724.7 million.
•
Adjusted Margin(2) – Air Ticketing increased by 14.3% YoY in 2Q27 to $108.6 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 20.2% YoY in 2Q27 to $116.8 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 29.0% YoY in 2Q27 to $45.1 million.
•
Adjusted Margin(2) – Others increased by 29.8% YoY in 2Q27 to $24.4 million.
•
Adjusted Operating Profit(2) improved to $46.2 million in 2Q27 versus $44.2 million in 2Q26, reflecting an improvement of $2.0 million YoY.
•
Adjusted Net Profit Before Tax(2) improved to $46.2 million in 2Q27 versus $36.4 million in 2Q26, reflecting an improvement of $9.8 million YoY.

Reconciliation of revenue and Adjusted Margin in terms of reported and constant currency amount and growth

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount for the period indicated:

(Unaudited)	For the three months ended September 30, 2026
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(Amounts in USD thousands)
Reported Amount	56,651	107,111	39,053	32,340	235,155	108,612	116,779	45,116	24,408
Impact of Foreign Currency Translation	4,727	9,100	3,054	2,961	19,842	8,945	10,366	3,563	2,207
Constant Currency Amount	61,378	116,211	42,107	35,301	254,997	117,557	127,145	48,679	26,615

(Unaudited)	For the six months ended September 30, 2026
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(Amounts in USD thousands)
Reported Amount	112,258	258,290	83,986	66,200	520,734	207,159	251,241	96,952	49,300
Impact of Foreign Currency Translation	9,895	22,786	6,896	6,335	45,912	18,065	23,500	8,049	4,652
Constant Currency Amount	122,153	281,076	90,882	72,535	566,646	225,224	274,741	105,001	53,952

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth for the period indicated:

(Unaudited)	For the three months ended September 30, 2026
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-7.2%	-1.0%	16.6%	21.6%	2.5%	5.6%	10.4%	19.5%	19.1%
Impact of Foreign Currency Translation	7.8%	8.4%	9.1%	11.1%	8.7%	8.7%	9.8%	9.5%	10.7%
Constant Currency Growth	0.6%	7.4%	25.7%	32.7%	11.2%	14.3%	20.2%	29.0%	29.8%

(Unaudited)	For the six months ended September 30, 2026
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-7.3%	3.4%	16.3%	20.5%	4.5%	3.6%	10.3%	20.7%	17.4%
Impact of Foreign Currency Translation	8.1%	9.1%	9.5%	11.6%	9.2%	9.1%	10.4%	10.0%	11.1%
Constant Currency Growth	0.8%	12.5%	25.8%	32.1%	13.7%	12.7%	20.7%	30.7%	28.5%

Fiscal 2027 Second Quarter Financial Results

Our overall results and growth for the quarter ended September 30, 2026 were impacted by several factors. While the Group reports its financial results in U.S. Dollars (USD), the functional currency of its material subsidiaries is the Indian Rupee (INR). During the quarter ended September 30, 2026, the INR depreciated against the USD by approximately 10% year-on-year compared to the quarter ended September 30, 2025. The continued depreciation impacted our reported revenues and year-on-year growth rates. On the demand side, international long-haul outbound travel from India remained subdued, as elevated fuel prices led to higher airfares and the depreciation of the INR increased the overall cost of international trips for our customers in India. These factors affected the growth of our international travel offerings and our results for the quarter ended September 30, 2026. Nevertheless, strong domestic travel demand during the quarter partially offset these factors and supported our overall performance.

Revenue. We generated revenue of $235.2 million in the quarter ended September 30, 2026, an increase of 2.5% (11.2% in constant currency(1)) over revenue of $229.3 million in the quarter ended September 30, 2025.

This increase in revenue was primarily attributable to an increase of 16.6% (25.7% in constant currency) in revenue from our bus ticketing business and an increase of 21.6% (32.7% in constant currency) in revenue from our others business, partially offset by a decrease of 7.2% in revenue from our air ticketing business (an increase of 0.6% in constant currency) and a decrease of 1.0% in revenue from our hotels and packages business (an increase of 7.4% in constant currency), each as further described below.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “About Key Performance Indicators and Non-IFRS Measures” and “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release.

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2025	2026	2025	2026	2025	2026	2025	2026
	(Amounts in USD thousands)
Revenue as per IFRS	61,029	56,651	108,229	107,111	33,488	39,053	26,595	32,340
Add: Customer inducement costs recorded as a reduction of revenue	41,789	51,961	42,429	50,661	4,261	6,063	578	241
Less: Service cost	—	—	44,841	40,993	—	—	6,673	8,173
Adjusted Margin(2)	102,818	108,612	105,817	116,779	37,749	45,116	20,500	24,408

Air Ticketing. Revenue from our air ticketing business decreased by 7.2% (an increase of 0.6% in constant currency) to $56.7 million for the quarter ended September 30, 2026 compared to $61.0 million for the quarter ended September 30, 2025. Our Adjusted Margin – Air ticketing increased by 5.6% (14.3% in constant currency) to $108.6 million in the quarter ended September 30, 2026, from $102.8 million in the quarter ended September 30, 2025. Adjusted Margin – Air ticketing includes customer inducement costs of $52.0 million in the quarter ended September 30, 2026 and $41.8 million in the quarter ended September 30, 2025, recorded as a reduction of revenue. The increase in revenue (in constant currency) from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in Gross Bookings by 10.6% (19.9% in constant currency) in the quarter ended September 30, 2026, as compared to the quarter ended September 30, 2025. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of Gross Bookings) – Air ticketing decreased to 6.9% in the quarter ended September 30, 2026 as compared to 7.2% in the quarter ended September 30, 2025.

Hotels and Packages. Revenue from our hotels and packages business decreased by 1.0% (an increase of 7.4% in constant currency) to $107.1 million in the quarter ended September 30, 2026, from $108.2 million in the quarter ended September 30, 2025. Our Adjusted Margin – Hotels and packages increased by 10.4% (20.2% in constant currency) to $116.8 million in the quarter ended September 30, 2026 from $105.8 million in the quarter ended September 30, 2025. Adjusted Margin – Hotels and packages includes customer inducement costs of $50.7 million in the quarter ended September 30, 2026 and $42.4 million in the quarter ended September 30, 2025, recorded as a reduction of revenue. The increase in revenue (in constant currency) from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in Gross Bookings by 9.7% (19.7% in constant currency), which was primarily driven by an 18.5% increase in the number of hotel room nights in the quarter ended September 30, 2026 as compared to the quarter ended September 30, 2025. Our Adjusted Margin % – Hotels and packages increased marginally to 18.2% in the quarter ended September 30, 2026 as compared to 18.1% in the quarter ended September 30, 2025.

Bus Ticketing. Revenue from our bus ticketing business increased by 16.6% (25.7% in constant currency) to $39.1 million in the quarter ended September 30, 2026, from $33.5 million in the quarter ended September 30, 2025. Our Adjusted Margin – Bus ticketing increased by 19.5% (29.0% in constant currency) to $45.1 million in the quarter ended September 30, 2026 from $37.7 million in the quarter ended September 30, 2025. Adjusted Margin – Bus ticketing includes customer inducement costs of $6.1 million in the quarter ended September 30, 2026 and $4.3 million in the quarter ended September 30, 2025, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was primarily due to an increase in Gross Bookings by 20.0% (29.4% in constant currency) driven by a 24.7% increase in the number of bus tickets in the quarter ended September 30, 2026 as compared to the quarter ended September 30, 2025. Our Adjusted Margin % – Bus ticketing remained constant at 10.4% in each of the quarters ended September 30, 2026 and September 30, 2025.

Others. Revenue from our others business increased by 21.6% (32.7% in constant currency) to $32.3 million in the quarter ended September 30, 2026, from $26.6 million in the quarter ended September 30, 2025. Our Adjusted Margin – Others increased by 19.1% (29.8% in constant currency) to $24.4 million in the quarter ended September 30, 2026 from $20.5 million in the quarter ended September 30, 2025. Adjusted Margin – Others includes customer inducement costs of $0.2 million in the quarter ended September 30, 2026 and $0.6 million in the quarter ended September 30, 2025, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily led by growth in our ancillary services and car booking businesses.

Other Income. Other income was $0.2 million in the quarter ended September 30, 2026 and $0.3 million in the quarter ended September 30, 2025.

Service Cost. Service cost decreased by 4.6% to $49.2 million in the quarter ended September 30, 2026 from $51.5 million in the quarter ended September 30, 2025, primarily due to depreciation of the INR against the USD, which was partially offset by strong travel demand for our car booking business in India during the quarter ended September 30, 2026.

Personnel Expenses. Personnel expenses decreased by 4.9% to $38.4 million in the quarter ended September 30, 2026 from $40.4 million in the quarter ended September 30, 2025, primarily due to the impact of foreign currency translation, particularly the depreciation of the Indian rupee against the U.S. dollar during the period, and a decrease in share-based compensation costs in the quarter ended September 30, 2026 as compared to the quarter ended September 30, 2025. These decreases were partially offset by the annual wage increases effected in the quarter ended June 30, 2026.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 2.6% to $38.9 million in the quarter ended September 30, 2026 from $37.9 million in the quarter ended September 30, 2025, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $108.9 million in the quarter ended September 30, 2026 and $89.1 million in the quarter ended September 30, 2025. The details are as follows:

	For the three months ended September 30
	2025	2026
	(Amounts in USD thousands)
Marketing and sales promotion expenses	37,931	38,931
Customer inducement costs recorded as a reduction of revenue	89,057	108,926

Other Operating Expenses. Other operating expenses increased by 9.3% to $63.7 million in the quarter ended September 30, 2026 from $58.3 million in the quarter ended September 30, 2025, primarily due to an increase in operating expenses, including distribution costs, website hosting charges and payment gateway charges linked to an increase in Gross Bookings, which was partially offset by a decrease in outsourcing expenses in the quarter ended September 30, 2026 as compared to the quarter ended September 30, 2025.

Depreciation and Amortization. Our depreciation and amortization expenses were $8.4 million in the quarter ended September 30, 2026 and $7.0 million in the quarter ended September 30, 2025.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were $36.7 million in the quarter ended September 30, 2026 as compared to $34.4 million in the quarter ended September 30, 2025. Our Adjusted Operating Profit was $46.2 million in the quarter ended September 30, 2026 as compared to $44.2 million in the quarter ended September 30, 2025. For a description of the components and calculation of “Adjusted Operating Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance costs were $29.8 million in the quarter ended September 30, 2026 as compared to $35.9 million in the quarter ended September 30, 2025, primarily due to a decrease of $8.3 million in net foreign exchange loss.

Income Tax Expense. Our income tax expense was $5.1 million in the quarter ended September 30, 2026 as compared to $4.3 million in the quarter ended September 30, 2025, primarily due to an increase in our taxable income in the quarter ended September 30, 2026.

Profit (loss) for the Period. As a result of the foregoing factors, our profit for the quarter ended September 30, 2026 was $1.8 million as compared to a loss of $5.7 million in the quarter ended September 30, 2025. Our Adjusted Net Profit Before Tax was $46.2 million in the quarter ended September 30, 2026, as compared to $36.4 million in the quarter ended September 30, 2025. Our Adjusted EBITDA was $51.5 million in the quarter ended September 30, 2026, as compared to $48.3 million in the quarter ended September 30, 2025. For a description of the components and calculation of “Adjusted Net Profit Before Tax” and “Adjusted EBITDA” and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure “Profit (loss) for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (loss) per Share. As a result of the foregoing factors, diluted earnings per share was $0.02 for the quarter ended September 30, 2026 as compared to diluted loss per share of $0.06 in the quarter ended September 30, 2025. Our Adjusted Diluted Earnings per Share was $0.47 in the quarter ended September 30, 2026 as compared to $0.37 in the quarter ended September 30, 2025. For a description of the components and calculation of “Adjusted Diluted Earnings per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at September 30, 2026, we had $427.9 million of cash and cash equivalents (including restricted cash and cash equivalents of $3.7 million) and $388.6 million in term deposits with various banks (including term deposits amounting to $9.8 million marked as a lien with the National Company Law Appellate Tribunal and pledged with banks for bank guarantees, against court orders and credit facilities). As at September 30, 2026, we had $0.8 million in bank overdrafts.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase program, pursuant to which the Company can repurchase its ordinary shares at any price determined by its board of directors from time to time, is effective until March 31, 2030. Furthermore, the board of directors has authorized the Company to repurchase its convertible senior notes due 2028 (the “2028 Notes”) and its convertible senior notes due 2030 (the “2030 Notes”) from time to time until March 31, 2030. In each case, repurchases may be made using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with applicable securities laws and regulations. The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended, to facilitate repurchases of its securities under the above-mentioned authorizations. The aggregate amount of ordinary shares, 2028 Notes and 2030 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $200.0 million, with a sub-limit of $100.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program.

Pursuant to the repurchase program, the Company repurchased 345,158 ordinary shares for an aggregate price of $17.2 million during the second quarter of fiscal 2027. There were no repurchases of 2028 Notes or 2030 Notes during the second quarter of fiscal 2027. As at September 30, 2026, the Company had remaining authority to repurchase an aggregate of up to $78.6 million in outstanding ordinary shares, 2028 Notes and 2030 Notes (with a sub-limit of $75.0 million for fiscal 2027).

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended September 30, 2026 beginning at 7:30 AM EDT or 5:00 PM IST on October 26, 2026 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following link https://makemytrip.zoom.us/webinar/register/WN_j6vUmgNWSH6mvB_YJfm4AA to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit”, “Adjusted Net Profit (Loss) Before Tax”, “Adjusted EBITDA”, “Adjusted Diluted Earnings per Share”, “Free Cash Flow” and constant currency results.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs recorded as a reduction of revenue, and deducting service costs primarily relating to sales to customers where we act as the principal, for the relevant segment. Adjusted Margin % represents Adjusted Margin as a percentage of Gross Bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. For our air ticketing (other than air tickets sold as part of a package), standalone hotel reservations, bus ticketing, rail ticketing and others businesses (excluding car bookings through our subsidiary, Savaari), we recognize revenue on a “net” basis (i.e., the amount billed to a traveler less the amount paid to a supplier), as the supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the supplier to the traveler. For our holiday packages (including air tickets, hotel room nights, car bookings, and tours and attractions sold as part of packages) and car bookings through our subsidiary, Savaari, we recognize revenue on a “gross” basis as we act as the principal and control the services before such services are transferred to the traveler.

Adjusted Operating Profit (Loss) (which is a non-IFRS measure) is most directly comparable to results from operating activities (which is an IFRS measure). Adjusted Net Profit (Loss) Before Tax and Adjusted EBITDA (each of which is a non-IFRS measure) are most directly comparable to profit (loss) for the period (which is an IFRS measure). Adjusted Diluted Earnings (Loss) per Share (which is a non-IFRS measure) is most directly comparable to diluted earnings (loss) per share for the period (which is an IFRS measure). Free Cash Flow (which is a non-IFRS measure) is most directly comparable to net cash generated from operating activities (which is an IFRS measure).

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per Share and Free Cash Flow instead of results from operating activities, profit (loss) for the period, diluted earnings (loss) per share for the period and net cash generated from operating activities calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude certain recurring costs. For example:

•
Adjusted EBITDA excludes charges such as depreciation, amortization and impairment, and share-based compensation costs;

•
Adjusted Net Profit (Loss) Before Tax excludes, among others, share-based compensation costs and acquisition related intangibles amortization; and
•
Free Cash Flow does not reflect the impact of equity or debt raises or repayment of debt or dividends paid.

Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per Share and Free Cash Flow. Because of varying available valuation methodologies and subjective assumptions that companies can use when applying IFRS 2 “Share-based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes that percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit, Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings per Share, Free Cash Flow, Adjusted Margin, Adjusted Margin % and constant currency results represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures that are most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per Share and Free Cash Flow are results from operating activities, profit (loss) for the period, diluted earnings (loss) per share for the period and net cash generated from operating activities.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “is/are likely to”, “intend”, “may”, “potential”, “plan”, “project”, “should”, “seek”, “will”, or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slowdown of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated July 27, 2026, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

We are a leading travel service provider in India. Our travel technology platform enables transactions across a range of travel needs, empowering customers with seamless and integrated experiences.

Our comprehensive suite of travel products and services includes air tickets, hotels and alternative accommodations, holiday packages, bus tickets, rail tickets, car hire, tours and attractions and ancillary services. We serve a broad and diverse customer base, ranging from individuals to enterprises and small and medium-sized businesses. Our customers can discover, compare, plan, book and manage a wide range of travel products and services through our digital-first, omni-channel distribution platform. Our MakeMyTrip, Goibibo and redBus mobile applications are available on Android and iOS and our primary websites are www.makemytrip.com, www.goibibo.com and www.redbus.in.

We operate an asset-light marketplace model, connecting travelers with a broad network of suppliers, including airlines, hotels, accommodation providers and ground transport operators. In addition, we offer foreign exchange, prepaid forex cards, cross-border remittances, visa-processing and travel assurance services, and facilitate access to third-party travel credit and travel insurance products for travelers. Outside India, we have a growing presence in the United Arab Emirates, where we offer localized travel products and services such as air ticketing and hotels. In addition, redBus operates in certain countries in Southeast Asia and Latin America.

For more details, please contact:

Vipul Garg

Senior Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2026	As at September 30, 2026
Assets
Property, plant and equipment	21,654	21,759
Intangible assets and goodwill	552,245	538,826
Trade and other receivables	9,182	8,225
Investment in equity-accounted investees	1,586	1,541
Other investments	12,756	11,892
Term deposits	17,704	7,576
Non-current tax assets, net	22,693	12,751
Deferred tax assets, net	70,503	56,809
Other non-current assets	75	120
Total non-current assets	708,398	659,499
Inventories	612	110
Contract assets	83	6,889
Trade and other receivables	163,011	217,728
Term deposits	340,297	381,032
Other current assets	117,654	144,475
Cash and cash equivalents	424,826	427,902
Total current assets	1,046,483	1,178,136
Total assets	1,754,881	1,837,635
Equity
Share capital	48	48
Share premium	2,714,138	2,719,532
Other components of equity	10,773	(26,695)
Accumulated deficit	(2,792,733)	(2,783,903)
Total equity attributable to owners of the Company	(67,774)	(91,018)
Non-controlling interests	9,313	9,903
Total equity	(58,461)	(81,115)
Liabilities
Loans and borrowings(#)	1,399,722	1,457,720
Employee benefits	16,477	16,768
Contract liabilities and related payables	147	164
Deferred tax liabilities, net	47,142	36,841
Other non-current liabilities	6,649	6,647
Total non-current liabilities	1,470,137	1,518,140
Bank overdraft	822	791
Loans and borrowings(#)	5,877	6,557
Trade and other payables	135,777	160,590
Contract liabilities and related payables	113,003	147,094
Other current liabilities	87,726	85,578
Total current liabilities	343,205	400,610
Total liabilities	1,813,342	1,918,750
Total equity and liabilities	1,754,881	1,837,635

# Loans and borrowings include lease liabilities amounting to $12.0 million as at September 30, 2026 (as at March 31, 2026: $11.8 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended September 30		For the six months ended September 30
	2025	2026	2025	2026
Revenue
Air ticketing	61,029	56,651	121,154	112,258
Hotels and packages	108,229	107,111	249,877	258,290
Bus ticketing	33,488	39,053	72,241	83,986
Other revenue	26,595	32,340	54,915	66,200
Total revenue	229,341	235,155	498,187	520,734
Other income	252	212	1,777	481
Service cost
Procurement cost of hotels and packages services	44,841	40,993	112,023	113,665
Other cost of providing services	6,673	8,173	14,378	18,176
Personnel expenses	40,439	38,447	80,659	77,295
Marketing and sales promotion expenses	37,931	38,931	81,856	87,716
Other operating expenses	58,300	63,712	122,111	129,021
Depreciation and amortization	6,972	8,448	14,139	14,973
Results from operating activities	34,437	36,663	74,798	80,369
Finance income	7,248	6,818	14,042	13,364
Finance costs	43,109	36,618	53,879	71,438
Net finance costs	(35,861)	(29,800)	(39,837)	(58,074)
Share of loss of equity-accounted investees	(23)	(15)	(29)	(11)
Profit (loss) before tax	(1,447)	6,848	34,932	22,284
Income tax expense	(4,291)	(5,079)	(14,865)	(11,410)
Profit (loss) for the period	(5,738)	1,769	20,067	10,874
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability	95	83	95	83
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value	—	(890)	—	(890)
	95	(807)	95	(807)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(32,892)	(11,380)	(35,260)	(18,144)
Other comprehensive income (loss) for the period, net of tax	(32,797)	(12,187)	(35,165)	(18,951)
Total comprehensive income (loss) for the period	(38,535)	(10,418)	(15,098)	(8,077)
Profit (loss) attributable to:
Owners of the Company	(5,615)	1,844	20,309	10,194
Non-controlling interests	(123)	(75)	(242)	680
Profit (loss) for the period	(5,738)	1,769	20,067	10,874
Total comprehensive income (loss) attributable to:
Owners of the Company	(38,229)	(10,214)	(14,662)	(8,591)
Non-controlling interests	(306)	(204)	(436)	514
Total comprehensive income (loss) for the period	(38,535)	(10,418)	(15,098)	(8,077)
Earnings (loss) per share (in USD)
Basic	(0.06)	0.02	0.19	0.11
Diluted	(0.06)	0.02	0.19	0.10
Weighted average number of shares (including Class B Shares)
Basic	97,978,804	96,836,188	106,498,131	96,850,984
Diluted	97,978,804	97,964,009	108,326,036	97,911,123

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Treasury Shares Reserve	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2026	48	2,714,138	272,172	(113,451)	191	129,429	(277,568)	(2,792,733)	(67,774)	9,313	(58,461)
Total comprehensive income (loss) for the period
Profit for the period	—	—	—	—	—	—	—	10,194	10,194	680	10,874
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(17,975)	—	(17,975)	(169)	(18,144)
Equity instruments at FVOCI - net change in fair value	—	—	—	—	(890)	—	—	—	(890)	—	(890)
Remeasurement of defined benefit liability	—	—	—	—	—	—	—	80	80	3	83
Total other comprehensive income (loss)	—	—	—	—	(890)	—	(17,975)	80	(18,785)	(166)	(18,951)
Total comprehensive income (loss) for the period	—	—	—	—	(890)	—	(17,975)	10,274	(8,591)	514	(8,077)
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	—	11,539	—	—	11,539	76	11,615
Issue of ordinary shares on exercise of share based awards	*	5,394	—	—	—	(5,394)	—	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(77)	—	77	—	—	—
Treasury shares acquired	—	—	—	(24,945)	—	—	—	—	(24,945)	—	(24,945)
Total contributions by owners	—	5,394	—	(24,945)	—	6,068	—	77	(13,406)	76	(13,330)
Changes in ownership interests
Change in fair value of financial liability for acquisition of non-controlling interests	—	—	—	—	—	—	274	(1,521)	(1,247)	—	(1,247)
Total changes in ownership interests	—	—	—	—	—	—	274	(1,521)	(1,247)	—	(1,247)
Total transactions with owners of the Company	—	5,394	—	(24,945)	—	6,068	274	(1,444)	(14,653)	76	(14,577)
Balance as at September 30, 2026	48	2,719,532	272,172	(138,396)	(699)	135,497	(295,269)	(2,783,903)	(91,018)	9,903	(81,115)

*less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the six months ended September 30
	2025	2026
Profit for the period	20,067	10,874
Adjustments for non-cash items	79,779	95,772
Changes in working capital	(9,330)	(29,408)
Net cash generated from operating activities	90,516	77,238
Net cash used in investing activities	(57,048)	(34,251)
Net cash used in financing activities	(3,935)	(32,187)
Increase in cash and cash equivalents	29,533	10,800
Cash and cash equivalents (net of bank overdraft) at beginning of the period	508,362	424,004
Effect of exchange rate fluctuations on cash held	(16,649)	(7,693)
Cash and cash equivalents (net of bank overdraft) at end of the period	521,246	427,111

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended September 30
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026
Revenue from external customers	61,029	56,651	108,229	107,111	33,488	39,053	26,595	32,340	229,341	235,155
Add: Customer inducement costs recorded as a reduction of revenue*	41,789	51,961	42,429	50,661	4,261	6,063	578	241	89,057	108,926
Less: Service cost	—	—	44,841	40,993	—	—	6,673	8,173	51,514	49,166
Adjusted Margin	102,818	108,612	105,817	116,779	37,749	45,116	20,500	24,408	266,884	294,915
Other income									252	212
Personnel expenses									(40,439)	(38,447)
Marketing and sales promotion expenses									(37,931)	(38,931)
Customer inducement costs recorded as a reduction of revenue*									(89,057)	(108,926)
Other operating expenses									(58,300)	(63,712)
Depreciation and amortization									(6,972)	(8,448)
Finance income									7,248	6,818
Finance costs									(43,109)	(36,618)
Share of loss of equity-accounted investees									(23)	(15)
Profit (loss) before tax									(1,447)	6,848

	For the six months ended September 30
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026
Revenue from external customers	121,154	112,258	249,877	258,290	72,241	83,986	54,915	66,200	498,187	520,734
Add: Customer inducement costs recorded as a reduction of revenue*	78,724	94,901	89,844	106,616	8,101	12,966	1,458	1,276	178,127	215,759
Less: Service cost	—	—	112,023	113,665	—	—	14,378	18,176	126,401	131,841
Adjusted Margin	199,878	207,159	227,698	251,241	80,342	96,952	41,995	49,300	549,913	604,652
Other income									1,777	481
Personnel expenses									(80,659)	(77,295)
Marketing and sales promotion expenses									(81,856)	(87,716)
Customer inducement costs recorded as a reduction of revenue*									(178,127)	(215,759)
Other operating expenses									(122,111)	(129,021)
Depreciation and amortization									(14,139)	(14,973)
Finance income									14,042	13,364
Finance costs									(53,879)	(71,438)
Share of loss of equity-accounted investees									(29)	(11)
Profit before tax									34,932	22,284

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin represents IFRS revenue after adding back customer inducement costs recorded as a reduction of revenue, and deducting service costs primarily relating to sales to customers where we act as the principal, for the relevant segment.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(UNAUDITED)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2025	2026	2025	2026	2025	2026	2025	2026
Revenue as per IFRS	61,029	56,651	108,229	107,111	33,488	39,053	26,595	32,340
Add: Customer inducement costs recorded as a reduction of revenue	41,789	51,961	42,429	50,661	4,261	6,063	578	241
Less: Service cost	—	—	44,841	40,993	—	—	6,673	8,173
Adjusted Margin(2)	102,818	108,612	105,817	116,779	37,749	45,116	20,500	24,408

	For the six months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2025	2026	2025	2026	2025	2026	2025	2026
Revenue as per IFRS	121,154	112,258	249,877	258,290	72,241	83,986	54,915	66,200
Add: Customer inducement costs recorded as a reduction of revenue	78,724	94,901	89,844	106,616	8,101	12,966	1,458	1,276
Less: Service cost	—	—	112,023	113,665	—	—	14,378	18,176
Adjusted Margin(2)	199,878	207,159	227,698	251,241	80,342	96,952	41,995	49,300

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2025	2026	2025	2026
Results from operating activities as per IFRS	34,437	36,663	74,798	80,369
Add: Acquisition related intangibles amortization	2,814	3,233	5,689	5,653
Add: Employee share-based compensation costs	6,935	6,345	12,401	11,615
Less: Gain on discontinuation of equity accounted investment	—	—	(1,361)	—
Adjusted Operating Profit	44,186	46,241	91,527	97,637

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted Net Profit Before Tax (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit Before Tax	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2025	2026	2025	2026
Profit (loss) for the period as per IFRS	(5,738)	1,769	20,067	10,874
Add: Acquisition related intangibles amortization	2,814	3,233	5,689	5,653
Add: Employee share-based compensation costs	6,935	6,345	12,401	11,615
Less: Gain on discontinuation of equity accounted investment	—	—	(1,361)	—
Add (Less): Change in fair value of financial asset measured at FVTPL	(296)	190	(296)	16
Add: Interest expense on financial liabilities measured at amortized cost	28,323	29,539	34,387	58,758
Add: Income tax expense	4,291	5,079	14,865	11,410
Add: Share of loss of equity-accounted investees	23	15	29	11
Adjusted Net Profit Before Tax	36,352	46,170	85,781	98,337

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2025	2026	2025	2026
Profit (loss) for the period as per IFRS	(5,738)	1,769	20,067	10,874
Add: Income tax expense	4,291	5,079	14,865	11,410
Add: Share of loss of equity-accounted investees	23	15	29	11
Add: Finance costs	43,109	36,618	53,879	71,438
Less: Finance income	(7,248)	(6,818)	(14,042)	(13,364)
Add: Depreciation and amortization	6,972	8,448	14,139	14,973
Add: Employee share-based compensation costs	6,935	6,345	12,401	11,615
Less: Gain on discontinuation of equity accounted investment	-	-	(1,361)	-
Adjusted EBITDA	48,344	51,456	99,977	106,957

The following table reconciles our diluted earnings (loss) per share for the period (an IFRS measure) to Adjusted Diluted Earnings per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings per Share	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2025	2026	2025	2026
Diluted Earnings (loss) per Share for the period as per IFRS	(0.06)	0.02	0.19	0.10
Add: Acquisition related intangibles amortization	0.03	0.03	0.05	0.06
Add: Employee share-based compensation costs	0.07	0.06	0.11	0.12
Less: Gain on discontinuation of equity accounted investment	—	—	(0.01)	—
Add (Less): Change in fair value of financial asset measured at FVTPL	*	*	*	*
Add: Interest expense on financial liabilities measured at amortized cost	0.29	0.30	0.32	0.60
Add: Income tax expense	0.04	0.06	0.13	0.12
Add: Share of loss of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings per Share	0.37	0.47	0.79	1.00

* Less than $0.01.

The following table reconciles our net cash generated from operating activities (an IFRS measure) to Free Cash Flow (a non-IFRS measure) for the periods indicated:

Reconciliation of Free Cash Flow	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2025	2026	2025	2026
Net cash generated from operating activities	48,673	50,529	90,516	77,238
Less: Acquisition of property, plant and equipment	(864)	(1,429)	(2,470)	(1,909)
Less: Acquisition of intangible assets	(2,120)	(1,958)	(4,427)	(8,267)
Free Cash Flow	45,689	47,142	83,619	67,062

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(UNAUDITED)

	For the three months ended September 30		For the six months ended September 30
	2025	2026	2025	2026
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	14,760	13,932	29,239	28,117
Hotels and Packages – Room nights(2)	10,033	11,886	20,690	24,659
Standalone Hotels – Room nights(2)	9,880	11,714	20,267	24,195
Bus Ticketing – Bus tickets(3)	32,798	40,906	68,003	84,535

Adjusted Margin
Air Ticketing(4)	$102,818	$108,612	$199,878	$207,159
Hotels and Packages	105,817	116,779	227,698	251,241
Bus Ticketing	37,749	45,116	80,342	96,952
Others	20,500	24,408	41,995	49,300

Gross Bookings
Air Ticketing(4)	$1,426,312	$1,577,405	$2,859,695	$3,119,745
Hotels and Packages	584,017	640,380	1,271,729	1,386,768
Bus Ticketing	362,734	435,299	778,275	937,237
Other Transport Services	74,255	71,568	146,098	135,580
	$2,447,318	$2,724,652	$5,055,797	$5,579,330

Adjusted Margin %
Air Ticketing(4)	7.2%	6.9%	7.0%	6.6%
Hotels and Packages	18.1%	18.2%	17.9%	18.1%
Bus Ticketing	10.4%	10.4%	10.3%	10.3%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
“Hotels and Packages – Room nights” refers to the number of room nights booked on a standalone basis and as part of a package that includes elements of travel and accommodation services booked through our online and offline channels.

“Standalone Hotels – Room nights” refers to the number of room nights booked through our online and offline channels on a standalone basis (excluding room nights booked as part of a package that includes elements of travel and accommodation services).

“Room nights” refers to the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights/days that such customer or group occupies those rooms, and is presented net of cancellations.

(3)
“Bus tickets” means tickets issued to customers for bus journeys, and is reported net of cancellations.
(4)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.